NOTIFICATION OF TRANSACTIONS OF PERSONS DIRECTORS OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The following interests of Directors in options over ordinary shares of 2.5p each in BAE Systems plc have ceased as the options to which they relate under the BAE Systems Executive Share Option Plan have lapsed due to the related performance conditions not having been met.

Name of Director	Number of ordinary shares under option which have lapsed:	Option Price
Chris Geoghegan	113,636	330 pence
Michael Lester	284,795	342 pence
Steve Mogford	211,696	342 pence
Mark Ronald	172,577	330 pence
George Rose	254,386	342 pence
Mike Turner	271,345	342 pence

14 March 2006


06011801

DIRECTOR DECLARATION (Re current director)

Pursuant to Listing Rule 9.6.14R, BAE Systems plc has been informed that its Chief Executive, Mike Turner, has ceased to be a non-executive director of The Peninsular & Oriental Steam Navigation Company.

14 March 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 13 March 2006 that on 10 March 2006 Alastair Imrie, a Person Discharging Managerial Responsibility ("PDMR"), exercised the following options over 77,378 ordinary shares of 2.5 pence each in BAE Systems plc under the Executive Share Option Scheme:

Number of ordinary shares under option which have have been exercised	Option Price
4,632	215.71 pence
50,956	274.75 pence
21,790	329 pence

He subsequently sold 10,144 of the shares at a price of 417.85 pence per share and 63,591 of the shares at a price of 417.25 pence per share on 10 March 2006. The transactions took place on the London Stock Exchange. The residual shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

14 March 2006